

December 9, 2011

Via E-mail
Mr. Douglas P. Williams
Principal Financial Officer
Wells Capital, Inc.
6200 The Corners Parkway
Norcross, GA 30092-3365

> **Re:** **Wells Real Estate Fund VIII, L.P.**
> **Wells Real Estate Fund IX, L.P.**
> **Wells Real Estate Fund XI, L.P.**
> **Wells Real Estate Fund XII, L.P.**
> **Wells Real Estate Fund XIII, L.P.**
> **Wells Real Estate Fund XIV, L.P.**
> **Wells Mid-Horizon Value-Added Fund I, L.L.C.**
> **Wells Real Estate Investment Trust II, Inc.**
> **Forms 10-K for the fiscal year ended December 31, 2010**
> **Filed March 11, 2011**
> **File Nos. 000-27888, 000-22039, 000-25731, 000-30287, 000-49633, 000-50647,**
> **000-53626, 000-51262**

Dear Mr. Williams:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Evaluating the Recoverability of Real Estate Assets

1.	We note your disclosure that certain of your assets may be carried at an amount more than could be realized in a current disposition transaction. For any assets where this is true, please tell us the significant estimates and assumptions you made in your analysis of the future undiscounted cash flows of the asset, and tell us the results of your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief